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                               February 3, 2023

       Trent Ward
       Chief Executive Officer
       Interactive Strength, Inc.
       1005 Congress Avenue, Suite 925
       Austin, TX 78701

                                                        Re: Interactive
Strength, Inc.
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed February 1,
2023
                                                            File No. 333-269246

       Dear Trent Ward:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 30, 2023 letter.

       Amendment No. 1 to Registration Statement on Form S-1 filed February 1, 2023

       Cover Page

   1. Disclose whether your offering is contingent upon final approval of your NASDAQ listing on your cover page.
Please ensure the disclosure is consistent with your underwriting agreement. Please also
revise your alternate prospectus cover page to disclose whether your secondary offering
is contingent upon final approval of your NASDAQ listing.
   2. To the extent you intend to proceed with your offering if your NASDAQ listing is denied, revise your cover page
to indicate that the offering is not contingent on NASDAQ
                                                        approval of your
listing application and that if the shares are not approved for listing, you may experience
difficulty selling your shares. Include risk factor disclosures to address the impact on liquidity
and the value of shares.
 Trent Ward
Interactive Strength, Inc.
February 3, 2023
Page 2
Risk Factors, page 18

3. We note recent instances of extreme stock price run-ups followed by rapid price declines and stock price volatility seemingly unrelated to company performance following a number of recent initial public offerings, particularly among companies with relatively smaller public floats. Revise to include a separate risk factor addressing the potential for rapid and substantial price volatility and any known factors particular to your offering that may add to this risk and discuss the risks to investors when investing in stock where the price is changing rapidly. Clearly state that such volatility, including any stock-run up, may be unrelated to your actual or expected operating performance and financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of your stock.
       You may contact Jeff Gordon at (202) 551-3866 or Andrew Blume at (202) 551-3254 if
you have questions regarding comments on the financial statements and related matters. Please contact Patrick Fullem at (202) 551-8337 or Asia Timmons-Pierce at (202) 551-3754 with any other questions.



                                                             Sincerely,
FirstName LastNameTrent Ward
                                                             Division of
Corporation Finance
Comapany NameInteractive Strength, Inc.
                                                             Office of
Manufacturing
February 3, 2023 Page 2
cc:       Davina K. Kaile
FirstName LastName